Exhibit 16.1

Stan J.H. Lee, CPA 2160 North Central Rd Suite 209 t Fort Lee t NJ 07024 P.O. Box 436402t San Diegot CA 92143-9402 619-623-7799 t Fax 619-564-3408 t stan2u@gmail.com

April 22, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ladies and Gentlemen:

Re: Onteco Corporation
Formerly known as Infospi Inc.

We are the former independent auditors for  Onteco Corporation  (the “Company”). We have read the Company’s disclosure in the section “Changes in Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8-K dated September 30, 2009 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

Very truly yours,

Stan J.H. Lee, CPA
April 22, 2011
Fort Lee, NJ 07024

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